UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company



Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 30 January 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 57,054,187 shares, now represents 7.094% of the issued ordinary share capital of Pearson plc.


                      AMENDED SECTION 198 NOTIFICATION
                            Notification Of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

     Ordinary Shares (804,305,148 shares outstanding)

Number of shares in which the Companies have an interest:

     57,054,187

Name(s) of registered holders):

     See Schedule B


As Of 26 January 2006

Pearson plc

                                                       Number of     Percent of
                                                          Shares    Outstanding

The Capital Group Companies, Inc., ("CG") holdings    57,054,187         7.094%
Holdings by CG Management Companies and Funds

Capital Guardian Trust Company                        20,965,841         2.607%

Capital International Limited                          8,431,050         1.048%

Capital International S.A.                             2,150.809         0.267%

Capital International, Inc.                            1,752,215         0.218%

Capital Research and Management Company               23,754,272         2.953%


Schedule A

                   Schedule of holdings in Pearson plc
                          As of 26 January 2006

                     Capital Guardian Trust Company

Registered Name                                                Local Shares

State Street Nominees Limited                                     2,547,958

Bank of New York Nominees                                          786,803

Northern Trust                                                     153,100

Chase Manhattan Bank Australia Limited                               1,300

Chase Nominees Limited                                           8,655,334

BT Globenet Nominees Ltd.                                          344,135

Midland Bank plc                                                 1,929,285

Cede & Co.                                                         181,263


Schedule B

Deutsche Bank Mannheim                                                 900

Bankers Trust                                                      856,000

Barclays Bank                                                       87,300

Citibank London                                                      5,300

Royal Trust                                                         10,800

Brown Bros.                                                         23,493

Nortrust Nominees                                                3,526,797

Royal Bank of Scotland                                              46,900

MSS Nominees Limited                                                33,000


Schedule B

State Street Sank & Trust Co.                                       39,800

Citibank                                                             8,800

RBSTB Nominees Ltd.                                                  1,100

Citibank NA                                                         27,000

Deutsche Bank AG                                                     1,600

HSBC Bank plc                                                        1,100

Mellon Bank N.A.                                                   107,000

ROY Nominees Limited                                                17,900

Mellon Nominees (UK) Limited                                       908,906


Schedule B

HSBC                                                                23,000

JP Morgan Chase Bank                                               640,967

TOTAL                                                           20,965,841

Schedule B

                        Capital International Limited

Registered Name                                               Local Shares

State Street Nominees Limited                                      177,962

Bank of New York Nominees                                        1,609,448

Northern Trust                                                     889,538

Chase Nominees Limited                                           1,832,579

Midland Bank plc                                                    83,200

Bankers Trust                                                       90,500

Barclays Bank                                                       45,200

Citibank London                                                    113,966


Schedule B

Morgan Guaranty                                                     86,900

Nortrust Nominees                                                1,014,997

Royal Bank of Scotland                                             753,600

MSS Nominees Limited                                                91,200

State Street Bank & Trust Co.                                      294,900

National Westminster Bank                                          120,300

Lloyds Bank                                                         58,700

Citibank NA                                                         23,500

Deutsche Bank AG                                                   317,719

Chase Manhattan Nominee Ltd.                                        48,300

HSBC Bank plc                                                      418,500

Mellon Bank NA                                                      46,916

KAS UK                                                              61,425

Bank One London                                                    142,600

Clydesdale Bank plc                                                 77,000

HSBC                                                                16,600

JP Morgan Chase Bank                                                15,500

TOTAL                                                            8,431,050


Schedule B

                          Capital International SA

State Street Nominees Limited                                       16,036

Bank of New York Nominees                                            8,100

Chase Nominees Limited                                             461,302

Credit Suisse London Branch                                         30,000

Midland Bank plc                                                    95,700

Barclays Bank                                                       12,800

Brown Bros.                                                          4,700

Nortrust Nominees                                                   11,300


Schedule B

Morgan Stanley                                                         200

Royal Bank of Scotland                                             148,636

J.P. Morgan                                                        860,083

Lloyds Bank                                                         24,800

RBSTB Nominees Ltd.                                                 60,100

Deutsche Bank AG                                                    67,352

HSBC Bank plc                                                      327,000

TOTAL                                                            2,150,809

Schedule B



                         Capital International. Inc.

State Street Nominees Limited                                      310,857

Bank of New York Nominees                                          253,168

Chase Nominees Limited                                             467,650

Midland Bank plc                                                    35,100

Bankers Trust                                                       14,900

Nortrust Nominees                                                  243,157

State Street Bank & Trust Co.                                      342,596

Citibank NA                                                         57,987


Schedule B

HSBC Bank plc                                                      26,800

TOTAL                                                           1,752,215

Schedule B

                Capital Research and Management Company

State Street Nominees Limited                                     750,000

Chase Nominees Limited                                         23,004,272

TOTAL                                                          23,754,272



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 30 January 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary